FORM 6K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of:        April, 2003

Commission File Number:     0-29500

ARGOSY MINERALS INC.
(Translation of registrant’s name into English)

20607 Logan Avenue Langley, British Columbia Canada V3A 7R3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARGOSY MINERALS INC. (Registrant)

By: /s/ Cecil R. Bond Cecil R. Bond Corporate Secretary

Dated:   May 9, 2003

BC Form 51-901F

ANNUAL REPORT

Incorporated as part of:	X Annual Financial Statements Schedules B & C

Issuer Details:

Name of Issuer:	Argosy Minerals Inc.

Issuer's Address:	20607 Logan Avenue Langley, B.C. Canada V3A 7R3

Issuer's Contact Information	Tel. 604-530-8436 Fax. 604-530-8423 Email info@argosyminerals.com Web www.argosyminerals.com

Contact Person:	Cecil R. Bond

Contact's Position:	Chief Financial Officer

For Year Ended:	December 31, 2002

Date of Report:	April 9, 2003

Certificate

The schedule(s) required to complete this Annual Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Annual Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of the Audited Financial Statements and Schedule B (Supplementary Information) and Schedule C (Management Discussion).

2003-04-09

David A. Henstridge, Director	Date Signed (YYYY/MM/DD)

2003-04-09

Cecil R. Bond, Director	Date Signed (YYYY/MM/DD)

Argosy Minerals Inc

CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2002, 2001 and 2000
(expressed in Canadian dollars)

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The consolidated financial statements and the information contained in the annual report have been prepared by the management of the Corporation. The financial statements have been prepared in accordance with Canadian generally accepted accounting principles and, where appropriate, reflect management’s best estimates based on currently available information. A system of internal accounting control is maintained to provide reasonable assurance that financial information is accurate and reliable.

The Corporation’s independent auditors, PricewaterhouseCoopers LLP, who have been appointed by the shareholders, conduct an audit in accordance with generally accepted auditing standards in Canada and the US to allow them to express an opinion on the financial statements.

The Audit Committee of the Board of Directors meets periodically with management and the independent auditors to review the scope and result of the annual audit, and to review the financial statements and related reporting matters prior to submission to the Board.

Chief Executive Officer Perth Australia	Chief Financial Officer Langley, BC

7 March 2003

REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders of Argosy Minerals Inc

We have audited the consolidated balance sheets of Argosy Minerals Inc as at December 31, 2002 and 2001 and the consolidated statements of operations and deficit and cash flows for the years ended December 31, 2002, 2001 and 2000. These financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian and US generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2002 and 2001 and the results of its operations and its cash flows for the years ended December 31, 2002, 2001 and 2000 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants
Vancouver, Canada

7 March 2003

Argosy Minerals Inc
(an Exploration stage company)
CONSOLIDATED BALANCE SHEETS
As At December 31, 2002 and 2001
(Expressed in Canadian Dollars)

		2002	2001

ASSETS

Current Assets
Cash and cash equivalents		$ 9,780,175	$ 11,097,233
Accounts receivable and prepaids		42,996	26,312
Marketable Securities (fair market value)		263,740	--

		10,086,911	11,123,545

Restricted Cash	Note 3a	157,960	156,000

Mineral Properties and Deferred Costs	Note 3	340,512	10,612,745

Property Plant and Equipment		43,334	9,387

		$ 10,628,717	$ 21,901,677

LIABILITIES

Current Liabilities
Accounts payable and accrued liabilities		$ 325,406	$ 519,027

SHAREHOLDERS' EQUITY

Capital Stock	Note 4
Authorised - unlimited
Issued - 95,969,105 common shares (2001: 95,969,105)		44,075,384	44,075,384

Deficit		(33,772,073)	(22,692,734)

		10,303,311	21,382,650

		$ 10,628,717	$ 21,901,677

Request for arbitration	Note 9

APPROVED BY THE DIRECTORS

Peter H. Lloyd, Director	Cecil R. Bond, Director

The accompanying notes are an integral part of these consolidated financial statements

Argosy Minerals Inc
(an Exploration stage company)
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
For the Years Ended December 31, 2002, 2001 and 2000
(Expressed in Canadian Dollars)

		2002	2001	2000

Income
Interest		$ 411,203	$ 76,367	$ 143,773

Expenses
Accounting and audit		138,907	159,368	113,786
Bank charges		7,002	3,291	3,843
Capital taxes		832	6,577	225
Depreciation		9,725	30,439	31,904
Directors' fees		24,982	19,576	17,500
Foreign exchange (gain)/loss		(899,844)	(3,054)	13,556
Insurance		53,950	62,851	57,922
Legal		204,195	85,331	24,657
Loss on marketable securities		--	--	10,000
Management and consulting fees		324,703	383,805	312,849
Office		25,589	30,632	45,844
Project assessment		181,358	199,163	21,077
Rent		66,219	105,355	122,864
Salaries and benefits		418,374	278,889	210,268
Shareholder communications		85,278	64,532	36,301
Telecommunications		19,454	24,087	17,465
Transfer agent and stock exchange		51,518	56,001	52,674
Travel		265,626	224,204	106,087
Write-off of mineral properties
and deferred costs	Note 3	10,512,674	7,533,332	--

		11,490,542	9,264,379	1,198,822

Loss for the Year		(11,079,339)	(9,188,012)	(1,055,049)
Deficit - Beginning of Year		(22,692,734)	(13,504,722)	(12,449,673)

Deficit - End of Year		$(33,772,073)	$(22,692,734)	$(13,504,722)

Basic & Diluted Loss per Common Share		$ (0.12)	$ (0.10)	$ (0.01)

Weighted Average Number of
Common Shares Outstanding		95,969,105	95,894,105	95,781,605

The accompanying notes are an integral part of these consolidated financial statements

Argosy Minerals Inc
(an Exploration stage company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2002, 2001 and 2000
(Expressed in Canadian Dollars)

		2002	2001	2000

Cash Provided from (Used for)

Operating Activities
Loss for the year		$(11,079,339)	$(9,188,012)	$(1,055,049)
Adjustments for:
Depreciation		9,725	30,439	31,904
Foreign exchange (gain)/loss		(804,273)	(10,769)	4,653
Loss on marketable securities		--	--	10,000
Write-off of mineral properties
and deferred costs		10,512,674	7,533,332	--

		(1,361,213)	(1,635,010)	(1,008,492)

Changes in Non-cash Working Capital
(Increase)/Decrease in accounts receivable
and prepaids		(16,684)	28,768	10,638
Increase/(Decrease) in accounts payable
and accrued liabilities		(193,621)	260,950	(63,112)

Cash Flows from Operating Activities		(1,571,518)	(1,345,292)	(1,060,966)

Financing Activities
Issue of capital stock		--	46,511	39,376

Cash Flows from Financing Activities		--	46,511	39,376

Investing Activities
Mineral properties and deferred costs		(240,441)	(1,084,686)	(1,362,866)
Re-imbursement of deferred costs - Nakety	Note 3(c)	--	11,307,948	--
Acquisition of Marketable Securities		(263,740)	--	--
Acquisition of Indian Ocean - cash acquired		--	172,234	--
Purchase of property, plant & equipment		(43,672)	(2,938)	(5,290)
Restricted cash		(1,960)	(9,150)	--

Cash Flows from Investing Activities		(549,813)	10,383,408	(1,368,156)

Foreign Exchange Gain/(Loss) on cash
held in Foreign Currency		804,273	10,769	(4,653)

(Decrease)/Increase in Cash and Cash
Equivalents		(1,317,058)	9,095,396	(2,394,399)

Cash and Cash Equivalents -
Beginning of Year		11,097,233	2,001,837	4,396,236

Cash and Cash Equivalents -
End of Year		$ 9,780,175	$ 11,097,233	$ 2,001,837

The accompanying notes are an integral part of these consolidated financial statements

1.   Nature Of Operations

The Corporation is in the process of exploring its mineral properties and investigating other possible property acquisitions. The Corporation is involved in studies for the development of a nickel/cobalt processing facility at Musongati in the Republic of Burundi and in gold exploration in the Slovak Republic. In August 2002 the Corporation’s subsidiary, Andover Resources N.L., declared force majeure and curtailed its activities in Burundi as a result of the deterioration of the security situation in Burundi. See Note 3(a).

On August 5, 2002, the Corporation received a notice of termination from NN Invest Holdings SA (“NNIH”), a subsidiary of Norilsk Mining Company (“Norilsk”) terminating the Tripartite Agreement (the “Agreement”) between NNIH, Societe des Mines de la Tontouta (“SMT”) and the Corporation for the development of the New Caledonia Nickel Project. See Note 3(c). On September 13, 2002, the Corporation and its subsidiary Balzan received a request for arbitration by NNIH from the International Court of Arbitration of the International Chamber of Commerce (“IC”). The request for arbitration seeks to recover US$7,166,000 paid to Balzan plus an additional US$1,368,222 expended on the project. See Note 9.

As yet, it has not been determined if the Corporation’s mineral properties contain ore reserves that are economically recoverable and whether the processing facilities are economically viable. The recoverability of the amounts shown for mineral properties and deferred costs is dependent on the existence of economically recoverable reserves, the ability of the Corporation to obtain necessary financing to complete the development and future profitable production or proceeds from disposition of the mineral properties. The amounts shown as mineral properties and deferred costs represent costs to date, less amounts recovered or written off, and do not necessarily represent present or future values.

2.   Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of the Corporation and its wholly owned subsidiaries:

Company Name	Country

Argosy Mining Corp. ("Argosy")	Canada
Calliope Metals (Holdings) Ltd.	Canada
Calliope Metals Pty Ltd. ("Calliope Metals")	Australia
Andover Resources N.L. ("Andover")	Australia
Kremnica Gold a.s	Slovak Republic
Liberex Limited	Republic of Cyprus
Liberex Mining B.V	Netherlands
Melling Investments Limited ("Melling")	BVI
Balzan Investments Limited ("Balzan")	BVI
Indian Ocean Exploration Limited ("Indian Ocean")	Australia

Financial Statement Presentation

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). The material measurement differences between Canadian and United States GAAP relating to measurement are explained in Note 10, along with their effect on the Company’s consolidated statements of operations and consolidated balance sheets. Certain additional disclosures as required under US GAAP have not been provided as permitted by the SEC.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of

The accompanying notes are an integral part of these consolidated financial statements contingent assets and liabilities at the date of the financial statements and the reported amount of income and expenses during the period. Significant areas where management’s judgement is applied are mineral property valuations and contingent liabilities. Actual results may differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash and short-term deposits maturing within 90 days of the original date of acquisition. In order to limit its exposure, the Corporation deposits its funds with major Canadian, Australian and UK banks. A substantial portion of the cash balances are held in Australian and U.S. dollars; accordingly, the Corporation has exposure to fluctuations in currency exchange rates.

Marketable Securities

Marketable securities are carried at the lower of cost and quoted market value and consist of shares in a public company quoted on the Australian Stock Exchange.

Property, Plant & Equipment

Depreciation is provided on property, plant & equipment using the straight line method over the estimated useful lives of the assets.

Mineral Properties and Deferred Costs

The costs of acquiring mineral properties, and related exploration and development costs, are deferred until the property to which they relate is placed into production, sold or abandoned. Deferred costs will be amortized over the estimated useful life of the ore body following commencement of production, or written off if the property is sold or abandoned.

The Corporation will reduce the carrying value of mineral properties and deferred costs by any amount received from the introduction of a joint venture partner.

Management’s estimate of carrying values is subject to risks and uncertainties affecting the recoverability of the Corporation’s investment in mineral properties. Although management has made its best estimate of these factors based on current conditions, it is possible that changes could occur in the near term which could adversely affect management’s estimate of the recoverability of mineral properties and deferred costs and the need for asset impairment write-downs.

Although the Corporation has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Corporation’s title. Such properties may be subject to prior undetected agreements or transfers and title may be affected by such defects.

Options

Mineral property option payments are made at the discretion of the Corporation and, accordingly, are accounted for when paid.

Stock Based Compensation

From time to time, the Corporation grants stock options to employees as described in Note 4(c). No compensation expense is recognized when stock options are granted to directors and employees, however, pursuant to CICA 3870 Accounting for Stock Based Compensation, compensation expense of options granted is disclosed as pro-forma information in Note 4. Any consideration paid by employees on the exercise of stock options is credited to capital stock.

Loss per Common Share

Loss per common share is calculated using the weighted average number of common shares issued and outstanding during each year. Basic and diluted loss per share are the same as the effect of potential issues of shares under share option arrangements would be anti-dilutive.

The accompanying notes are an integral part of these consolidated financial statements

Foreign Currency Translation

The Corporation’s foreign subsidiaries are integrated foreign operations. Currency translations into Canadian dollars are made as follows:

(i)	monetary assets and liabilities at the rates of exchange prevailing at the balance sheet date;
(ii)	non-monetary items at rates prevailing when they are acquired;
(iii)	deferred costs and administration costs at average rates for the period.

Gains and losses arising on currency translation are included in the statement of operations.

Financial Instruments

Cash and cash equivalents, accounts receivable and accounts payable are valued at their carrying amounts which are reasonable estimates of fair value due to the relatively short period to maturity of the instruments.

Income taxes

Income taxes are calculated using the liability method of accounting. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the consolidated balance sheet are used to calculate future income tax assets or liabilities. Future income tax assets or liabilities are calculated using the tax rates anticipated to apply in the periods that the temporary differences are expected to reverse — see Note 6.

3.   Mineral Properties and Deferred Costs

	Mineral properties	Deferred costs	Total

December 31, 2002
Slovak Gold Property - Kremnica	$ 250,000	$ 90,512	$ 340,512

	$ 250,000	$ 90,512	$ 340,512

December 31, 2001
New Caledonia Nickel Project - Nakety	$2,488,963	$ --	$ 2,488,963
Burundi Nickel Project - Musongati	7,190,700	683,082	7,873,782
Slovak Gold Property - Kremnica	250,000	--	250,000

	$9,929,663	$ 683,082	$10,612,745

a)   Burundi Nickel Project

During 1998, Andover entered into a Protocol agreement with the Republic of Burundi acquiring the exclusive rights to the Musongati nickel project. On February 11, 1999, a Mining Convention setting out Andover’s rights and obligations for the completion of a feasibility study on the Musongati nickel project was ratified by the Burundian Parliament. The Mining Convention requires that Andover complete a feasibility study for the development of a nickel/cobalt processing facility by the end of 2001 or such later date as may be determined by extensions granted by the Minister of Mines. On April 19, 2000, Andover declared force majeure and curtailed its activities in Burundi as a result of the deterioration in security in the region. Pursuant to the terms of the Mining Convention the declaration of force majeure may be in place for up to two years during which time Andover’s obligations are interrupted and the completion of the feasibility study

The accompanying notes are an integral part of these consolidated financial statements delayed by the period of force majeure. Pursuant to the terms of the Mining Convention, Andover was required to post a performance bond of US$100,000.

On March 28, 2002 the Corporation announced the withdrawal of the declaration of force majeure and plans to resume its exploration activities, however security deteriorated ahead of the implementation of an agreed cease-fire between various political parties and the Corporation re-imposed the declaration of force majeure in August 2002. The security situation is monitored closely as the Corporation intends to recommence activities as soon as the situation allows.

At December 31, 2002, the Corporation wrote off its investment in the project of $7,973,049, to recognize the reduction in value due to the ongoing political instability in the country and the failure of nickel laterite projects around the world.

(b)   Slovak Gold Property

During the year ended December 31, 2001 the Corporation wrote down its 100% owned investment in the Kremnica Gold Property due to continued low gold prices and the Corporation’s difficulty in introducing a joint venture partner or being able to sell the project. The project was written down by $7,533,332 to its estimated net recoverable amount of $250,000. Costs incurred to maintain the project during 2002 have been deferred as the Corporation estimates these costs will be recoverable due to higher gold prices.

(c)   New Caledonia Nickel Project — Joint Venture Arrangement

On July 25, 2001, the Corporation announced JSC “MMC Norilsk Nickel” had taken the positive decision to proceed with the Nakety/Bogota Project in New Caledonia by completing a feasibility study leading to the joint development with Argosy and SMT of the project. The Agreement between NNIH, SMT and the Corporation’s subsidiary Balzan was signed on October 16, 2001. Under the terms of the Agreement, NNIH reimbursed the Corporation 45% of its costs incurred to date, or US$7,166,000 (C$11,307,948) which was applied to reduce the carrying value of the project. Thereafter, NNIH had the ability to earn a 45% stake in the project by completing a feasibility study to international standards over two years.

On August 5, 2002, the Corporation received a termination notice from NNIH terminating its involvement in the project. The termination notice effectively terminated the Agreement and the Corporation wrote off its remaining investment of $2,539,625 in the project. In addition, NNIH issued a request for arbitration through the IC to recover the funds reimbursed to the Corporation of US$7,166,000 plus amounts expended on the project amounting to US$1,368,222.

The Corporation is defending the claim for arbitration, which it believes to be wholly without merit. See Note 9.

4.   Capital Stock

(a)   Authorised Capital Stock

The Corporation is authorised to issue an unlimited number of common shares without par value.

(b)   Issued

	Number of Shares	Amount

Total issued - December 31, 1999	95,669,105	$43,989,497
Shares issued on exercise of stock options	150,000	39,376

Total issued - December 31, 2000	95,819,105	44,028,873
Shares issued on exercise of stock options	150,000	46,511

Total issued - December 31, 2001 and 2002	95,969,105	$44,075,384

The accompanying notes are an integral part of these consolidated financial statements

(c)   Stock Options

The Corporation grants stock options to employees as determined by the Corporation’s Board of Directors. Stock options granted to the directors of the Corporation are granted subject to approval of the Corporation’s shareholders.

Pursuant to the adoption of CICA 3870 Accounting for Stock Based Compensation, compensation expense of options granted to employees and directors, using the fair value method, is disclosed as pro-forma information.

The assumptions stated below result in an estimated fair value of the Corporation’s stock options granted in 2002 of $0.20 per stock option. This results in a pro-forma compensation expense of $835,000, which would increase the Corporation’s loss per share as indicated below:

December 31, 2002
Loss for the Year	As reported	$ 11,079,339
	Pro forma	$ 11,914,339
Basic Diluted Loss per Common Share	As reported	$ 0.12
	Pro forma	$ 0.12

The fair value of stock options used to calculate compensation expense is estimated using the Black-Scholes Option Pricing Model with the following assumptions:

Risk-free interest rate	4%
Expected Dividend yield	0%
Expected Stock price volatility	75%
Expected Option life in years	4

Option pricing models such as the Black-Scholes require the input of highly subjective assumptions including expected stock price volatility. Differences in input assumptions can materially affect the fair value estimate and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Corporation’s stock options.

The status of stock options granted to employees and directors as at December 31, 2002 and 2001 and the changes during the years ended on those dates is presented below:

	December 31, 2002		December 31, 2001
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price

Options outstanding - Beginning of Year	3,110,000	$0.66	4,040,000	$0.59
Exercised	--	--	(150,000)	$0.31
Cancelled/Expired	(2,495,000)	$0.56	(780,000)	$0.29
Granted	4,175,000	$0.31	--	--

Options outstanding - End of Year	4,790,000	$0.44	3,110,000	$0.66

The accompanying notes are an integral part of these consolidated financial statements

The following table summarizes information about exercisable and outstanding stock options at December 31, 2002:

Prices	Number	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price

$ 0.27	65,000	0.4 years	$0.27
$ 0.31	3,575,000	3.4 years	$0.31
$ 0.53	350,000	0.2 years	$0.53
$ 0.80	150,000	0.6 years	$0.80
$ 1.07	650,000	0.3 years	$1.07

$ 0.00	4,790,000	2.6 years	$0.44

(d)   Escrow Shares

At December 31, 2002 a total of 3,665,092 (2001: 4,886,787) common shares of the Corporation were subject to escrow and are eligible for release, based on the passage of time, as follows:

March 2003	1,221,695
March 2004	1,221,695
March 2005	1,221,702

5.   Related Party Transactions

During the year ended December 31, 2002, $482,389 (2001: $575,156; 2000: $514,750) was paid to five Directors of the Corporation or its subsidiaries, or to companies controlled by them, for Director’s fees, management consulting services and project management and assessment services. Of this amount, the Corporation expensed $482,389 (2001: $544,531; 2000: $387,401) and capitalized $ NIL (2001: $30,625; 2000: $127,349) to deferred costs.

In addition $445,750 (2001: $449,236; 2000: $347,999) was paid to a company controlled by a director for the provision of office facilities and personnel in Australia. These services are provided at cost.

At December 31, 2002, management and consulting expenses payable amounted to $68,445 (2001: $175,068; 2000: $24,000) and are included in accounts payable and accrued liabilities.

6.   Income Taxes

A potential future income tax asset of approximately $2,181,000 arises from the following loss carry forwards:

Non capital loss carry forwards	$5,300,000
Other deductible tax pools	822,000

$6,122,000

The non-capital loss carry forwards can be offset against income for Canadian purposes in future years and expire as follows:

The accompanying notes are an integral part of these consolidated financial statements

2003	$1,156,000
2004	--
2005	107,000
2006	888,000
2007	1,576,000
2008	--
2009	1,573,000

Total	$5,300,000

The Corporation has reduced the value of the potential future income tax asset to $Nil through the application of a valuation allowance of $2,181,000 as the Corporation does not have any current source of income to which the tax losses can be applied.

The Corporation’s statutory tax rate of 35.62% (2001 – 44.62%) has been reduced to an effective rate of nil% (2001 – nil%) due to losses for which no tax benefit has been recognized.

7.   Segmented Information

	2002

	Canada	Australia	Slovak Rep.	Burundi	UK	Total

Current Assets	$ 67,092	$ 378,484	$ 10,953	$ --	$ 9,630,382	$10,086,911
Property, Plant & Equipment	7,196	36,138	--	--	--	43,334
Mineral Properties & Deferred Costs	--	--	340,512	--	--	340,512
Other	157,960	--	--	--	--	157,960

	$ 232,248	$ 414,622	$ 351,465	$ --	$ 9,630,382	$10,628,717

	2001

	Canada	Australia	Slovak Rep.	Burundi	UK	Total

Current Assets	$ 159,255	$ 412,556	$ 7,212	$ --	$10,544,522	$11,123,545
Property, Plant & Equipment	6,451	2,936	--	--	--	9,387
Mineral Properties & Deferred Costs	--	2,488,963	250,000	7,873,782	--	10,612,745
Other	156,000	--	--	--	--	156,000

	$ 321,706	$2,904,455	$ 257,212	$ 7,873,782	$10,544,522	$21,901,677

The Corporation’s sole operating segment is the exploration for mineral resources.

8.   Commitments

The Corporation and its subsidiaries have entered into leases, expiring December 9, 2005, for office premises which require rental payments of approximately $3,410 per month until December 31, 2003 and $2,250 per month thereafter.

The accompanying notes are an integral part of these consolidated financial statements

9.   Request for Arbitration

NNIH, through the IC, issued a request for arbitration for the return of US$7,166,000 paid to the Corporation as a re-imbursement of expenditures paid on signing of the Tripartite Agreement plus expenditures of US$1,368,222 and the costs of arbitration. The Corporation believes the claim is without merit and is vigorously defending the claim. In addition, the Corporation has filed a counterclaim against NNIH.

10.   Differences between Canadian and US Generally Accepted Accounting Principles (“GAAP”)

The Corporation’s consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada. The material measurement differences between GAAP in Canada and the United States that would have had an effect on these financial statements are as follows:

Balance Sheet

i) Mineral Properties and Deferred Costs	2002	2001

Mineral Properties and Deferred Costs - under Canadian GAAP	$ 340,512	$ 10,612,745
Deferred Costs	(90,512)	(683,082)

Mineral Properties - under US GAAP	$ 250,000	$ 9,929,663

ii) Shareholders' Equity	2002	2001

Shareholders' Equity - under Canadian GAAP	$ 10,303,311	$ 21,382,650
Deficit - under Canadian GAAP	33,772,073	22,692,734
Deficit - under US GAAP	(33,862,585)	(23,375,816)

Shareholders' Equity - under US GAAP	$ 10,212,799	$ 20,699,568

Statement of Operations and Deficit

	2002	2001	2000

Loss for the Year - under Canadian GAAP	$ 11,079,339	$ 9,188,012	$ 1,055,049
Exploration Expenditures and write-downs
- net of recoveries	(592,570)	(8,523,316)	1,362,866

Loss for the Year - under US GAAP	$ 10,486,769	$ 664,697	$ 2,417,915

Basic & diluted loss per common share
- under US GAAP	$ (0.11)	$ (0.01)	$ (0.03)

Deficit - under US GAAP - Beginning of Year	$ 23,375,816	$ 22,711,119	$ 20,293,204
Loss - under US GAAP	10,486,769	644,697	2,417,915

Deficit - under US GAAP - End of Year	$ 33,862,585	$ 23,375,816	$ 22,711,119

The accompanying notes are an integral part of these consolidated financial statements

(a)

For US GAAP purposes the Corporation expenses exploration expenses when incurred. When proven and probable reserves are determined for a property, subsequent development costs of the property will be capitalized. The capitalized costs of such properties will then be measured, on a periodic basis for recoverability of carrying values. Acquisition costs of mineral properties are capitalized for US GAAP purposes.

(b)

For financial statement disclosure purposes, the Corporation follows the recommendation of APB Opinion 25 in accounting for stock options issued to employees. This requires the recognition of compensation expenses only when the option price is less than the market price on the grant date.

(c)	New Pronouncements

Impairment of Long-Lived Assets

The Accounting Standards Board of the Canadian Institute of Chartered Accountants (CICA) has issued CICA 3063, “Impairment of Long-Lived Assets.” This statement establishes standards for the recognition, measurement and disclosure of the impairment of non-monetary long-lived assets, including property, plant and equipment, intangible assets with finite useful lives, deferred pre-operating costs and long-term prepaid assets. The corporation does not expect that the implementation of this new standard will have a material impact on its consolidated financial position or results of operations.

The accompanying notes are an integral part of these consolidated financial statements

BC Form 51-901F

ANNUAL REPORT

Incorporated as part of:	Annual Financial Statements X Schedules B & C

Issuer Details:

Name of Issuer:	Argosy Minerals Inc.

Issuer's Address:	20607 Logan Avenue Langley, B.C. Canada V3A 7R3

Issuer's Contact Information	Tel. 604-530-8436 Fax. 604-530-8423 Email info@argosyminerals.com Web www.argosyminerals.com

Contact Person:	Cecil R. Bond

Contact's Position:	Chief Financial Officer

For Year Ended:	December 31, 2002

Date of Report:	April 9, 2003

Certificate

The schedule(s) required to complete this Annual Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Annual Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of the Audited Financial Statements and Schedule B (Supplementary Information) and Schedule C (Management Discussion).

2003-04-09

David A. Henstridge, Director	Date Signed (YYYY/MM/DD)

2003-04-09

Cecil R. Bond, Director	Date Signed (YYYY/MM/DD)

The accompanying notes are an integral part of these consolidated financial statements

ARGOSY MINERALS INC
(the “Corporation”)

Schedule B
Supplementary Information
Year Ended December 31, 2003

1.    Analysis of Expenses and Deferred Costs

see notes to Financial Statements

2.    Related Party Transactions

see notes to Financial Statements

3.    Summary of Securities Issued and Options Granted During the Period

see notes to Financial Statements

4.     Summary of Securities at the end of the Period

see notes to Financial Statements

5.     List of Directors and Officers at Signature and Filing Date

Cecil R. Bond Peter H. Lloyd David A. Henstridge John Nichols John Maloney	Corporate Secretary, CFO and Director President, CEO and Director Non-executive Chairman, Director Non-executive Director Non-executive Director

Mr. John Maloney was appointed as a Director, April 8, 2003.

The accompanying notes are an integral part of these consolidated financial statements.

ARGOSY MINERALS INC
(the “Corporation”)

Schedule C
Management Discussion and Analysis

Year Ended December 31, 2002

see attached Management Discussion and Analysis

The accompanying notes are an integral part of these consolidated financial statements.

Management’s Discussion and Analysis of Operating Results

The selected consolidated financial information set out below and certain of the comments which follow are based on, and derived from, the consolidated financial statements of the Corporation, and should be read in conjunction with them.

Selected Consolidated Financial Information

Year ended December 31

	2002	2001 (000's)	2000

Interest Income	$ 411	$ 76	$ 144
Loss	$(11,079)	$(9,188)	$(1,055)
Basic and Diluted Loss Per Common Share	$ 0.12	$ 0.10	$ 0.01

Balance Sheet Data

As at December 31

	2002	2001
(000's)

Working Capital	$ 9,762	$ 10,604
Mineral Properties and Deferred Costs	$ 341	$ 10,613
Total Assets	$ 10,629	$ 21,902
Total Liabilities	$ 325	$ 519
Share Capital	$ 44,075	$ 44,075
Deficit	$(33,772)	$(22,693)

Overview

Since incorporation the Corporation has been exclusively a natural resource company engaged in exploration for precious metals, base metals and diamonds. At this stage of its development the Corporation has no producing properties and, consequently, has no current operating income or cash flow.

On October 16, 2001, the Corporation signed a Tripartite Agreement (the “Agreement”) between NN Investment Holdings (“NNIH”), a wholly-owned subsidiary of group Norilsk Mining Company (“Norilsk”) and Societe des Mines de la Tontouta (“SMT”) for the completion of a feasibility study leading to the development of a nickel processing facility in New Caledonia. Pursuant to that agreement Norilsk re-imbursed the Corporation US$7,166,000 ($11,307,948) relating to past expenditures on the New Caledonia Nickel Project and undertook to complete the feasibility study at a cost of US$15,000,000 for the development of the project. On August 5, 2002, NNIH terminated its involvement in the New Caledonia Nickel Project and issued a request for arbitration through the International Court of Arbitration (“IC”) for the return of US$7,166,000 plus US$1,368,222 expended on the project plus costs.

Request for Arbitration

NNIH, through the IC, issued a request for arbitration for the return of US$7,166,000 paid to the Corporation as a re-imbursement of expenditures paid on signing of the Agreement plus expenditures of US$1,368,222 and the costs of arbitration. The Corporation believes the claim is without merit and is vigorously defending the claim. In addition, the Corporation has filed a counterclaim against NNIH.

Write Downs

During the year ended December 31, 2002, the Corporation wrote down mineral properties and deferred costs of $10,512,674 compared to $7,533,332 in the year ended December 31, 2001. The write down consists of $2,539,625, invested on the New Caledonia Nickel Project, written off on the termination of the project by NNIH and the write off of the Musongati Nickel Project, totalling $7,973,049, due to the ongoing political instability in Burundi. During the year ended December 31, 2001 the Corporation wrote down its Kremnica Gold Project by $7,533,332.

The accompanying notes are an integral part of these consolidated financial statements

Liquidity and Capital Resources

The Corporation’s cash deposits at December 31, 2002 totalled $9,780,175 compared to $11,097,233 at December 31, 2001. Aside from such cash the Corporation has no material unused sources of liquid assets. In addition, the Corporation has $157,960 in restricted cash, which has been provided as security for a performance bond provided by the Corporation’s bankers to the Government of Burundi. The issuance of capital stock resulting from the exercise of stock options contributed $46,511 and $39,376 to cash resources during 2001 and 2000 respectively. No capital stock was issued during 2002.

The Corporation does not have any loans or bank debt and there are no restrictions on the use of its cash resources except for the restricted cash of $157,960 which has been provided as security.

Outlook

Following the introduction of NNIH as a partner to the New Caledonian Nickel Project on October 16, 2001 which resulted in the reimbursement to the Corporation of $11,307,948 for a portion of prior project expenses, the Corporation has sufficient cash resources for at least the next twelve months at current levels of expenditure. The Corporation continues to seek opportunities to further advance the development of the Musongati Nickel Project and the Kremnica Gold Project through the introduction of joint-venture partners or sale of the project. In addition, the Corporation is actively looking for new opportunities through which shareholder value may be enhanced, and in February 2003 announced the signing of an agreement to explore for diamonds on three properties in the Northern Cape Province of South Africa. In the event that activities on the projects are greatly increased or if substantial new opportunities are pursued or the Corporation is not successful in defending the request for arbitration, the Corporation will require additional funds from the sale of equity or the sale of some or all of its projects.

Operating Results

December 31, 2002 and December 31, 2001

The Corporation incurred a loss of $11,079,339 for the year ended December 31, 2002 compared to a loss of $9,188,012 for the year ended December 31, 2001. The increased loss was mostly attributable to the increased write off of mineral properties and deferred costs of $2,979,342, the increased foreign exchange gain of $896,790, the increase in interest received of $334,836 offset by increases in legal costs of $118,864 and salaries and benefits of $139,485.

Interest income of $411,203 for the year ended December 31, 2002, increased from $76,367 for 2001 as a result of increased cash balances following the receipt of US$7,166,000 (approximately $11,300,000) received from NNIH on October 31, 2001, following the signing of the Agreement.

During the year ended December 31, 2002 cash required for operating activities amounted to $1,571,518 compared to $1,345,292 for the year ended December 31, 2001. The increase in cash required for operations resulted mainly from a decrease in accounts payable of $193,621, increased legal costs associated with the review of new projects and arbitration proceedings; a decline in salary costs deferred as personnel reviewed new projects, compared to time allocated to current projects, offset by a rise in interest received on increased cash holdings.

During 2002 administrative expenses were $1,877,712 compared to $1,734,101 for the year ended December 31, 2001. The increase was mainly attributable to the lower level of expenditure on the Corporation’s projects due to the introduction of NNIH to the New Caledonia Nickel Project in October, 2001 and NNIH assuming responsibility for most of the expenditures related to the project, thereby reducing the amount of salaries and benefits deferred to the project together with an increase in legal fees of $118,864 due to legal review of new project opportunities and the arbitration proceedings initiated by NNIH, an increase in salaries and benefits of $139,485 due to more time spent on evaluating new projects and the resultant decline in amounts deferred to projects together with salary increases in November, 2001, a decline in management fees of $59,102 due to the reduction in number of persons providing services offset by increased rates paid for management fees, increase in travel of $41,422 related to joint venture meetings with NNIH, arbitration proceedings and new project evaluation. Increased costs were offset by a rise in interest received of $334,836 due to increased cash holdings as well as a decline in rent of $39,136 due to lower rentals and costs associated with both the Canadian and Australian offices.

Foreign exchange gains resulted from the Corporation holding most of its cash balances in Australian dollars and the strengthening of the Australian dollar against the Canadian dollar by approximately 9% over the year.

Following the termination of the Tripartite Agreement by NNIH, the Corporation’s interest in the New Caledonia Nickel Project terminated and the Corporation wrote off its investment of $2,539,625 in the project, in addition, the Corporation wrote off its Musongati Nickel Project, totalling $7,973,049, due to the ongoing political instability in the country and the failure of nickel laterite projects around the world.

The accompanying notes are an integral part of these consolidated financial statements

During the year ended December 31, 2002 expenditures on mineral properties totalled $240,441 compared to $1,084,686 on mineral properties in 2001, a decrease of $844,245. Expenditures decreased from $957,142 on the New Caledonian Nickel Project in 2001 to $50,662 in 2002 due to the introduction of NNIH who paid for the holding costs of the New Caledonian Nickel project from October 16, 2001 until the project terminated and was written off in August, 2002. Expenditures on the Kremnica Gold Project amounted to $90,512 in 2002 and expenditures on the Burundi Nickel Project increased from $62,850 in 2001 to $99,267 in 2002 due to increased activity prior to the re-imposition of the force majeure in August, 2002.

At December 31, 2002, the Corporation has capitalized $340,512 on its Kremnica Gold Property.

December 31, 2001 and December 31, 2000

During the year ended December 31, 2001 cash required for operating activities amounted to $1,345,292 compared to $1,060,966 for the year ended December 31, 2000. The increase in cash required for operations resulted mainly from an increase in activities to introduce a joint venture partner to the New Caledonian Nickel Project as well as new project assessment.

The Corporation incurred a loss of $9,188,012 for the year ended December 31, 2001 compared to a loss of $1,055,049 for the year ended December 31, 2000. The increased loss was mostly attributable to the write off of mineral properties and deferred costs of $7,533,332 for the year ended December 31, 2001 compared to $nil for the year ended December 31, 2000.

Interest income of $76,367 for the year ended December 31, 2001, declined from $143,773 for 2000 as a result of lower average cash balances and lower interest rates. Cash of $11,307,948 was received on October 30, 2001 following the signing of the Agreement between NNIH, SMT and the Corporation.

During 2001 administrative expenses were $1,731,047 compared to $1,198,822 for the year ended December 31, 2000. The increase was attributable to the higher level of activity resulting from the negotiation and subsequent introduction of a joint venture partner on the New Caledonia Nickel Project, coupled with an increase in new project assessment. The increase in costs arose mainly from an increase of accounting and audit fees of $45,582, legal fees of $60,674, management and consulting fees of $70,956, project assessment of $178,086, salaries and benefits of $68,621, and travel of $118,117.

Expenditures on office expenses and rent declined $15,212 and $17,509, respectively, due to a reduction in office space and staff; while shareholder communications expenses increased $28,231 due to additional shareholder mail-outs resulting from the successful introduction of a joint venture partner.

No mineral properties were relinquished during the year ended December 31, 2001, however the Corporation wrote down its investment in the Kremnica Gold Property by $7,533,332 to $250,000 due to continued low gold prices and the Corporation’s difficulty in introducing a joint venture partner or being able to sell the project. With the introduction of a joint venture partner to the New Caledonian Nickel project, the Corporation received $11,307,948 as re-imbursement of prior expenditures, reducing the value of carried deferred costs and mineral properties for the New Caledonian Nickel project.

During the year ended December 31, 2001 expenditures on mineral properties totalled $1,084,686 compared to $1,362,866 on mineral properties in 2000, a decrease of $278,180. Expenditures decreased from $1,022,360 on the New Caledonian Nickel Project in 2000 to $957,142 in 2001 due to the successful introduction of joint venture partner, Norilsk, who is paying for the holding costs of the New Caledonian Nickel project from October 16, 2001 a saving of approximately $250,000. Expenditures declined on the Kremnica Gold Project from $227,091 in 2000 to $64,694 in 2001 due to the Corporation further reducing expenditures due to continued low gold prices. Expenditures on the Burundi Nickel Project declined from $113,415 in 2000 to $62,850 in 2001 due to the continuation of the declaration of force majeure made in April 2000.

At December 31, 2001, the Corporation has capitalized $250,000 on its Kremnica Gold Property, $7,873,782 on its Burundi Nickel Project and $2,488,963 on its New Caledonian Nickel Project.

December 31, 2000 and December 31, 1999

During the year ended December 31, 2000 cash required for operating activities amounted to $1,060,966 compared to $1,455,207 for the year ended December 31, 1999. The decrease in cash required for operations resulted mainly from the efficiencies realised after the completion of the Plan between Argosy and CMC and the reduced level of activity during 2000.

The Corporation incurred a loss of $1,055,049 for the year ended December 31, 2000 compared to a loss of $1,295,988 for the year ended December 31, 1999.

Income of $143,773 for the year ended December 31, 2000, comprised of interest, compared to $215,081 for 1999 a decline of $71,308 as a result of lower cash balances and lower interest rates.

The accompanying notes are an integral part of these consolidated financial statements

During 2000 administrative expenses were $1,198,822 compared to $1,511,069 for the year ended December 31, 1999. The decrease was mainly attributable to the efficiencies realised following completion of the Plan between Argosy and CMC and the lower levels of corporate activity during the year on the Kremnica Gold Project due to low gold prices and the Musongati Nickel Project, due to the deteriorating security situation in Burundi and the subsequent declaration of force majeure in April 2000. The decrease in costs arose mainly from a decrease of legal fees of $81,422, management and consulting fees of $118,437, shareholder communications of $41,751, telecommunications of $26, 956, transfer agent and stock exchange of $30,095 and travel of $20,416.

Expenditures on directors fees declined $15,833 due to a reduction in the number of directors on the Corporation’s board as well as executive directors no longer receiving directors fees; project assessment declined by $19,376 due to the acquisition of the Burundi and New Caledonia Nickel Projects in early 1999 and the resultant decline on expenditures to find new projects. A further decline in the market value of marketable securities resulted in a write down of $10,000 in the year ended December 31, 2000 compared to a write down of $12,000 for the year ended December 31, 1999.

No mineral properties were relinquished during the year and no expenditures were written off.

During the year ended December 31, 2000 expenditures on mineral properties totalled $1,362,866 compared to $1,681,912 on mineral properties in 1999, a decrease of $319,046. Expenditures declined on the Kremnica Gold Project from $303,021 in 1999 to $227,091 in 2000 due to the Corporation further reducing expenditures due to continued low gold prices. Expenditures on the Burundi Nickel Project declined from $506,817 in 1999 to $113,415 in 2000 due to the declaration of force majeure in April 2000. Expenditures increased from $597,667 on the New Caledonian Nickel Project in 1999 to $1,022,360 in 2000 due to the acquisition of the rights to the Bogota concessions and the Corporation focussing on bringing in a joint venture partner to further develop the project.

At December 31, 2000, the Corporation has capitalized $7.7 million on its Kremnica Gold Property, $7.8 million on its Burundi Nickel Project and $12.8 million on its New Caledonia Nickel Project.

The accompanying notes are an integral part of these consolidated financial statements.